Exhibit 3.1

CERTIFICATE OF AMENDMENT TO
THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
DISCOVERY LABORATORIES, INC.

(Pursuant to Section 242 of the General Corporation Law of the State of Delaware)

Discovery Laboratories, Inc. a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"),

DOES HEREBY CERTIFY:

1.            That the name of this corporation is Discovery Laboratories, Inc. (the “Corporation”), and that the Corporation was originally incorporated pursuant to the General Corporation Law on November 6, 1992 under the name Ansan, Inc.

2.           That at a meeting of the Board of Directors of the Corporation, resolutions were duly adopted setting forth proposed amendments to the Amended and Restated Certificate of Incorporation of the Corporation, declaring said amendments to be advisable and calling a meeting of the stockholders of the Corporation for consideration thereof.

3.           That such amendments were duly adopted in accordance with the provisions of Section 242 of the General Corporation Law by the Board of Directors and stockholders of the Corporation, and that such amendments are set forth in this Certificate of Amendment.

4.           That upon the effectiveness of this Certificate of Amendment as set forth in paragraph 5 below, Article FOURTH of the Amended and Restated Certificate of Incorporation is amended and restated to read as follows:

The total number of shares of all classes of stock which the Corporation shall have the authority to issue is 55,000,000 consisting of 50,000,000 shares of common stock, par value $0.001 per share (the “Common Stock”), and 5,000,000 shares of preferred stock, par value $0.001 per share (the “Preferred Stock”).

On December 28, 2010, at 12:01 a.m. Eastern Time (the “Effective Time”), each fifteen (15) shares of the Common Stock, par value $0.001 per share (the “Common Stock”), issued and outstanding immediately prior to the Effective Time shall automatically be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”).  No fractional shares will be issued as a result of the Reverse Stock Split.  Instead, stockholders who otherwise would be entitled to receive a fractional share of Common Stock as a consequence of the Reverse Stock Split will be entitled to receive cash in an amount equal to the product obtained by multiplying (i) the closing sale price of our Common Stock on the business day immediately preceding the effective date of the Reverse Stock Split as reported on the The Nasdaq Capital Market®  by (ii) the number of shares of our Common Stock held by the stockholder that would otherwise have been exchanged for the fractional share interest.  Each certificate that immediately prior to the Effective Time represented shares of Common Stock ("Old Certificates"), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.

5.           This Certificate of Amendment shall become effective on December 28, 2010 at 12:01 a.m. Eastern Time.

6.           Except as set forth in this Certificate of Amendment, the Amended and Restated Certificate of Incorporation, as previously amended, remains in full force and effect.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation on this 27th day of December 2010.

By:	/s/ W. Thomas Amick
Name: W. Thomas Amick
Title: Chairman of the Board and
Chief Executive Officer